[Letterhead of Sullivan & Cromwell LLP]

April 26, 2017

Via EDGAR correspondence

Ms. Sandra B. Hunter,

        Staff Attorney,

                Office of Real Estate and Commodities,

                        Division of Corporation Finance,

                                 Securities and Exchange Commission,

                                         100 F Street, N.E.,

                                                 Washington, DC 20549.

Re:	Forest City Realty Trust, Inc.
Registration Statement on Form S-4; File No. 333-216439

Dear Ms. Hunter:

This letter is provided as follow-up to my discussion with your colleague, Rahul K. Patel, by telephone earlier this week in which Mr. Patel requested additional information about the Company’s response to Comment #3 of the Staff of the Division of Corporation Finance, received by us by e-mail on March 30, 2017.

On the Company’s behalf I confirm that the “preliminary analyses” referred to in the Registration Statement comprised materials that were shared with the Special Committee in draft form and for discussion purposes only. These materials did not constitute a report as contemplated in Item 4(b) of Form S-4. They were merely a means of enabling Lazard to organize information it was accumulating for review and discussion with the Special Committee in the process of developing the opinion that Lazard delivered on December 5, 2016. These preliminary analyses were refined over time and superseded by the underlying financial analyses presented by Lazard to the Special Committee in connection with Lazard’s fairness opinion, which were discussed with the Special Committee at the December 5, 2016 meeting and which are summarized in detail on pages 50-52 of Amendment No. 1 to the Registration Statement.

Ms. Sandra B. Hunter

Securities and Exchange Commission

I trust that this supplemental information will enable you to clear Comment #3, but please let me know as soon as possible if you have any further questions.

Very truly yours,

/s/ Benjamin R. Weber

cc:	Rahul K. Patel
(Securities and Exchange Commission)

Robert G. O’Brien
J. Matthew Shady, Esq.
(Forest City Realty Trust, Inc.)

Joseph B. Frumkin
Krishna Veeraraghavan
(Sullivan & Cromwell LLP)